FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
October 27, 2006
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑       Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐       No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐       No: ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐       No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Enclosures: InfoVista Reports Q1 FY07 Financial Results

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.
Date: October 27, 2006	By:	/S/ PHILIPPE OZANIAN
		Name:	Philippe Ozanian
		Title:	Chief Financial Officer

FOR IMMEDIATE RELEASE	Contact:	Karena D’Arcy
Investor Relations Manager,
InfoVista
+33 1 64 86 85 65
kdarcy@infovista.com
INFOVISTA REPORTS Q1 FY07 FINANCIAL RESULTS
Paris, France and Herndon, Virginia – October 26, 2006 – InfoVista (Euronext: IFV, ISIN: FR0004031649, NASDAQ: IVTA), the leading service-centric performance management software company, today announced financial results for the quarter ended September 30, 2006.
Total revenues for the quarter stood at €9.2 million as compared to €9.1 million a year ago. The net loss for the quarter was €0.1 million, an improvement as compared to last year’s €0.5 million.
Commenting on the first quarter results, InfoVista’s Chief Executive Officer Gad Tobaly said: “I am very satisfied with the good performance of our European operations in a seasonally weak period. However, revenues from America declined disappointedly, but we are strengthening our efforts to get back on track in that region by Q2. Based on our current sales pipeline, I am confident that our European and Asian operations will continue to post strong revenue growth. Thus, we are anticipating a profitable second quarter with revenues between €10.8 and €11.5 million, and continue to project double-digit growth over the fiscal year.”
Financial Highlights
Top line Revenues
•	Total revenues for the first quarter increased to €9.2 million.

•	License revenues for the first quarter stood at €4.1 million, contributing 45% to total revenues. Service revenues contributed the remaining 55% to total revenues, increasing to €5.1 million.
Expenses
•	The gross margin in the first quarter improved to 80.4% of revenues, as compared to 79.3% the same quarter the previous year. A good performance due to a significant increase in gross margin generated from our service activities.
•	Operating expenses for the first quarter totaled €7.7 million, unchanged from the comparable quarter last year.
•	Sales & marketing expenses represented 55% of total operating expenses while research & development and general & administrative expenses represented 23% and 22%, respectively.
•	Total headcount at the end of September stood at 216 employees, a slight increase as compared to 207 employees at the end of September 2005.

Earnings
•	Net loss for the first quarter was €0.1 million.
Balance Sheet
•	Days Sales Outstanding (DSO) stood at 96 days for the first quarter, an improvement as compared to 108 days in the same quarter of last year.

•	As at September 30, 2006, the Company’s balance sheet remains strong, with no debt and with cash, cash equivalents and marketable securities at €34.7 million. During the quarter, the Company dedicated €3.3 million to purchase 700,000 shares of its shares as part of its share re-purchase program.

•	As at September 30, 2006, there were a total of 19,594,464 and 17,767,544 InfoVista shares issued and outstanding, respectively.
Operational Highlights
First Quarter’s Geographical Revenue Breakdown
•	The first quarter was characterized by impressive growth in Europe. Total revenues in Europe amounted to €5.5 million, the region’s highest sales performance ever, and accounted for 59% of total revenues in the quarter

•	In America, total revenues declined 33% year-on-year to €2.8 million. This disappointing performance was partially anticipated as the American team focused on regenerating the pipeline as well as reinvigorating marketing efforts. The indications are that this renewed focus will positively contribute to the results in Q2 FY07. America represented 31% of total revenues in Q1.

•	Total revenues in Asia totaled €0.9 million, representing 10% of the first quarter’s total revenues.
Other Revenue Drivers and Major Wins in the First Quarter
•	With the softer performance from the American operations, revenues from licenses fell by 16% year-on-year to €4.1 million.
•	Revenues from services increased by 21% year-on-year to €5.1 million.
o	Another quarter of high renewal rate resulted in a 16% year-on-year growth in maintenance revenues to €3.9 million.

o	In line with the Company’s strategy, professional services revenues increased by 43% to €1.1 million from previous year’s first quarter.
•	Revenues from the direct sales channel totaled €4.9 million in the quarter, accounting for 53% of total revenues. Indirect revenues increased 20% over the same period last year to contribute 47% of total revenues for the quarter.

•	InfoVista’s service provider revenues increased by 18% over the same period last year and represented 74% of total revenues. Once again, the Company demonstrated its leading position in this segment, affirming itself as the de facto standard performance assurance solution for the service provider market. InfoVista secured several large deals in the quarter, including :

o	A deal worth over €1 million with the leading cable company in Germany. InfoVista was able to displace the incumbent after demonstrating a superior flexible solution, which could quickly be adapted in an environment that required a service management solution for heterogeneous Triple Play.

o	The Company also was awarded repeat contracts with three different divisions of Telefonica, including Telefonica in Spain and Peru and the mobile division of Telefonica, that contributed to total revenues of about €1.1 million with Telefonica during the first quarter.

o	In the UK, ntl /Telewest, the leading provider of digital cable TV services returned to the Company to provide them with even more performance monitoring solutions that contributed to total revenues of €0.5 million with ntl/Telewest during the first quarter.

o	The Company also won competitive deals from Omantel, the telecommunication service provider of the Sultanate of Oman; Cricket communication, a market leader providing wireless services in the US; Telekom Malaysia and Indosat, the telecommunication incumbent in Malaysia and Indonesia, respectively; and Telecom Organization of Thailand.
Multi-Vendor Metro Ethernet Initiative Launched
•	Customers including Telekom Malaysia, ntl /Telewest and Uecomm are turning to InfoVista to help them deliver Metro Ethernet services to their customers while maintaining stringent SLAs. InfoVista is committed to playing a key role in turning the potential of Metro Ethernet into a competitive advantage for service providers and a practical and cost-effective transport technology for enterprises. InfoVista’s objective is to provide the most comprehensive Metro Ethernet performance and service management solution and forge partnerships to help customers recognize the unprecedented value of Ethernet-based business services.

•	During the quarter, InfoVista and ADVA Optical Networking announced a global partnership through which InfoVista’s industry-leading performance-management solution, VistaInsight for Networks, will be paired with ADVA’s Etherjack-enabled FSP 150 product family. Used in tandem, the joint solution enables service providers to offer exact service level agreements with their intelligent Ethernet offerings and deliver customers real-time access to information on the performance of those services.

•	InfoVista also announced that it has received certification to integrate with Alcatel’s 5620 Service Aware Manager (SAM) 4.0, the latest version of its industry-leading management application. Through InfoVista’s L2/L3 VPN Services Module for Alcatel 5620 SAM 2.1, service providers can deploy truly carrier-grade Metro Ethernet services and meet high customer expectations.

New Independent Director
InfoVista appointed the former Chief Executive Officer of Bouygues Telecom and of a French cable service provider Noos, Patrick Leleu, to its Board of Directors. Currently, he serves as Directeur Général Délégué of Netsize, a global operator of SMS and IP services for mobile devices. His extensive expertise and knowledge that he gained from performing such roles in these large telecommunication service providers will certainly benefit InfoVista.
Outlook
With an expected recovery from its American operations and maintained momentum in its European and Asian operations, InfoVista’s management expects revenues to grow sequentially and annually. Second quarter performance is expected to be between €10.8 million and €11.5 million in total revenues combined with a positive net result.
Conference call
InfoVista will host an investor conference call today at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 p.m. (Continental Europe). The call will be available by dialing +33(0) 1 5569 5751 in France, +44(0) 20 7190 1595 in the UK, or + 1 480 629 9564 in North America. A replay will be available shortly after the end of the call at the following numbers: France: +33(0) 1 7099 3295 – Pin code 134117#, UK: +44(0) 20 8515 2499 – Pin code 444258#, North America: +1 303 590 3030 – Pin code 3614258#.
About InfoVista
InfoVista is the Service-Centric Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, InfoVista solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, rely on InfoVista to enhance the business value of their technology assets. Representative customers include ABN AMRO, Allstream, Banques Populaires, AXA, Banque de France, Bell Canada, British Telecom, Broadwing Communications, Cable & Wireless, Com Hem, Defense Information Systems Agency (DISA), Deloitte, Deutsche Telekom, France Telecom, Savvis Corporation, SingTel, Telefonica, and US Cellular. A Software Magazine 500 company, InfoVista stock is traded on the NASDAQ (IVTA) and on Eurolist by Euronext (FR0004031649). For more information about the company, please visit www.infovista.com.
Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Autorité des Marchés Financiers. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
InfoVista, VistaInsight and VistaWatch are the registered trademark of InfoVista, S.A.

INFOVISTA
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	For the three months ended
	September 30,
	2006	2005
	(unaudited)	(unaudited)
Revenues
License revenues	€4,109	€4,890
Service revenues	5,062	4,169

Total revenues	9,171	9,059

Cost of revenues
Cost of licenses	175	139
Cost of services	1,626	1,740

Total cost of revenues	1,801	1,879

Gross profit	7,370	7,180

Operating expenses
Sales and marketing expenses	4,200	4,246
Research and development expenses	1,796	1,796
General and administrative expenses	1,696	1,614

Total operating expenses	7,692	7,656

Operating loss	(322)	(476)

Other income (expense):
Financial income	281	123
Net foreign currency transaction (losses) gains	(1)	10

Loss before income taxes	(42)	(343)

Income tax expense	(93)	(110)

Net loss	€(135)	€(453)

Basic net loss per share	€(0.01)	€(0.03)
Diluted net loss per share	€(0.01)	€(0.03)

Basic weighted average shares outstanding	18,055,494	17,371,831
Diluted weighted average shares outstanding	18,055,494	17,371,831

INFOVISTA
CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	September 30,	June 30,
	2006	2006
	(unaudited)
ASSETS

Cash and cash equivalents	€11,081	€12,034
Marketable securities	23,638	26,170
Trade receivables, net	9,786	10,914
Prepaid expenses and other current assets	1,966	2,005

Total current assets	46,471	51,123

Fixed assets, net	2,048	2,109
Intangible assets, net	1,414	1,569
Investment in equity securities	1,340	1,340
Deposits and other assets	777	811

Total long-term assets	5,579	5,829

Total assets	€52,050	€56,952

LIABILITIES & STOCKHOLDERS’ EQUITY
Trade payables	€2,223	€2,183
Accrued salaries and commissions	1,507	2,495
Accrued social security and other payroll taxes	1,465	1,469
Deferred revenue	7,222	7,929
Accrued VAT	1,023	1,658
Other current liabilities	341	220

Total current liabilities	13,781	15,954

Other long term liabilities	305	225

Total long-term liabilities	305	225

Stockholders’ equity
Common stock	10,581	10,545
Capital in excess of par value of stock	89,268	88,784
Accumulated deficit	(51,804)	(51,669)
Cumulative translation adjustment	(1,445)	(1,466)
Less common stock in treasury, at cost	(8,636)	(5,421)

Total stockholders’ equity	37,964	40,773

Total liabilities and stockholders’ equity	€52,050	€56,952